MANAGEMENT FEE WAIVER AGREEMENT

Adams Street Venture & Growth Fund

One North Wacker Drive, Suite 2700

Chicago, IL 60606

January 27, 2026

Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement, dated January 27, 2026, as amended or restated to date (the “Investment Advisory Agreement”), by and between Adams Street Venture & Growth Fund (the “Fund”) and Adams Street Advisors, LLC (the “Adviser”). Pursuant to the Investment Advisory Agreement, the Fund is obligated to pay the Adviser, among other things, a Management Fee and an Incentive Fee. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Investment Advisory Agreement.

The Adviser hereby agrees, for a 12-month period commencing six months after the date of the initial closing of the Fund (the “Limitation Period”), to fully waive receipt of the Management Fee payable under the Investment Advisory Agreement (the “Fee Waiver”). The Fee Waiver shall not apply to, nor have any effect on, the Incentive Fee payable under the Investment Advisory Agreement. Amounts waived by the Adviser pursuant to this Management Fee Waiver Agreement (the “Agreement”) are not subject to recoupment by the Adviser.

The Adviser understands and intends that the Fund will rely on this Agreement in preparing offering materials, including the Fund’s prospectus, and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), if any. Each of the parties irrevocably and unconditionally confirms and agrees that it is and shall continue to be (i) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) subject to service of process in the State of Delaware.

Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not “interested persons” of the Fund as that term is defined in the 1940 Act (the “Independent Trustees”). For the avoidance of doubt, prior to the expiration of the Limitation Period, the Adviser may not terminate the Fee Waiver without prior approval of the Board. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend or otherwise amend the terms of this Agreement, subject to approval of the Board, including a majority of the Independent Trustees, after the initial term of this Agreement.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

ADAMS STREET VENTURE & GROWTH FUND

By:	/s/ Eric Mansell
Name:	Eric Mansell
Title:	Vice President, Chief Legal Officer and Secretary

The foregoing Agreement is hereby accepted as of January 27, 2026.

ADAMS STREET ADVISORS, LLC

By:	/s/ Eric Mansell
Name:	Eric Mansell
Title:	Chief Legal Officer, Executive Vice President and Partner